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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Superior Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

N168W21931 Main Street
(No. and Street)

Jackson	WI	53037
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William R Haese	262-677-9036	bhaese@superiorfinancial.biz
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jendrach Accounting and Professional Services, LLC
(Name – if individual, state last, first, and middle name)

4811 South 76th Street, Suite 415	Greenfield	WI	53220
(Address)	(City)	(State)	(Zip Code)

11/4/2014	6056
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William R Haese, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Superior Financial Services, Inc., as of February 25, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Wisconsin
Washington County

LAURA MICHAELCHUCK NOTARY PUBLIC STATE OF WISCONSIN

Signature: [signature]

Title: President

[signature]
Notary Public Com. exp 6-21-2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUPERIOR FINANCIAL SERVICES, INC.

ANNUAL AUDIT REPORT

December 31, 2022 and 2021

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Superior Financial Services, Inc.
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Superior Financial Services, Inc.. as of December 31, 2022, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2022, and the result of its operations and its cash flow for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on Superior Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Superior Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Superior Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Superior Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Superior Financial Services, Inc.'s auditor since 2016.



Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 15, 2023

SUPERIOR FINANCIAL SERVICES. INC.

Statement of Financial Position

As of December 31, 2022 and December 31, 2021

Assets	*December 31, 2022			*December 31, 2021		
	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$37,121		$37,121	$109,706		$109,706
Commission and related						
Receivables - note 4	$67,020	$6,000	$73,020	$71,390	$6,000	$77,390
Securities at market						
Other assets		$810	$810		$55	$55
Total Current Assets	$104,141	$6,810	$110,951	$181,096	$6,055	$187,151
Other Assets:						
Security Deposit						
with Clearing Firm	$35,000		$35,000	$35,000		$35,000
TOTAL ASSETS	$139,141	$6,810	$145,951	$35,000	$0	$222,151

Liabilities and Stockholders Equity

	December 31, 2022	December 31, 2021
Current Liabilities:		
Accounts Payable	$7,440	$3,151
Loans From Shareholder	$0	$0
Commission payable -note 5	$60,198	$114,864
TOTAL LIABILITIES	$67,638	$118,015
Stockholders Equity:		
Common stock-no par value, 9000 shares authorized;		
200 shares issued and outstanding	$10,000	$10,000
Additional paid in capital	$30,266	$30,266
Unrealized capital gain(loss)	$0	$0
Equity distributions	$0	$0
Retained earnings (deficit)	$38,047	$63,870
TOTAL STOCKHOLDERS EQUITY	$78,313	$104,136
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 145,951	$ 222,151

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2022 and December 31, 2021

	For the Years Ended December 31	
	2022	2021
Revenue:		
Secuities Commissions - Listed stock	$0	$0
OTC Stock	$153,642	$160,285
Mutual funds	$158,755	$188,208
Mutual fund trails	$524,013	$580,197
Municipal 529 Plans	$7,180	$8,671
Bonds, UITs	$13,579	$9,906
Options	$8,214	$17,504
Total securities commissions	$865,383	$964,771
Insurance Commissions	$66,275	$83,139
Variable Products	$178,179	$309,753
CD Commission	$3,052	$0
Advisory Income	$147,394	$128,287
TOTAL REVENUES	$1,260,283	$1,485,950
Expenses:		
Salaries and payroll taxes	$160,056	$152,876
Commissions paid	$1,051,304	$1,280,574
Professional fees	$15,067	$0
Rental Expense	$24,000	$24,000
Network Services	$1,165	$1,215
Regulatory fees	$9,787	$2,440
Other general and administrative expenses	$15,319	$1,592
TOTAL EXPENSES	$1,276,698	$1,462,697
Operating Income (Loss)	($16,415)	$23,253
Other Income (Expense)		
Interest and dividend income	$593	$58
Realized asset depreciation (appreciation)	$0	$0
Other Income WI Dept of Rev pandemic Relief	$0	$5,000
TOTAL OTHER INCOME (EXPENSE)	$593	$5,058
Net Income (Loss) for the Year	($15,822)	$28,311
Retained Earnings (Deficit) - Beginning of Year	$63,869	$35,558
Equity Distributions	($10,000)	$0
Retained Earnings (Deficit) - End of Year	$38,047	$63,869

SUPERIOR FINANCIAL SERVICES, INC
Statement of Cash Flows
For The Years Ended December 31, 2022 and December 31, 2021

	For the Year Ended December 31	
	2022	2021
Cash flow from Operating Activities		
Net Income (Loss)	($15,822)	$28,311
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization	$0	$0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	$ 4,369	$ 34,383
Investment in common stock - trading at cost	$0	$0
Other Assets	$ (755)	$ (25)
Increase (decrease) in		
Accounts Payable	$ 4,289	$ (1,845)
Commission payable - note 5	($54,666)	$19,718
Net cash provided for (used for) operating activities	($62,585)	$80,542
Cash Flow from Financing Activities		
Increase in security deposits	$0	$0
Unrealized capital gain (loss)	$0	$0
Withdrawal of Capital	($10,000)	$0
Net Cash provided for (used for) financing activities	($10,000)	$0
Net increase (decrease) in cash	($72,585)	$80,542
Cash at beginning of year	$109,706	$29,164
Cash at end of year - note 3	$37,121	$109,706

SUPERIOR FINANCIAL SERVICES, INC.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from thes estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorated basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

Subsequent Events

Management evaluated subsequent events through February 5, 2023 the date the financial statements were available to be issued. There are no subsequent events that required recognition or disclosure.

SUPERIOR FINANCIAL SERVICES, INC.

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash3

The following is a summary of cash as of December 31, 2022 and December 31, 2021

		December 31, 2021			December 31, 2021
	Allowable	Non-Allowable	Total		Total
Checking	$1,554	$0	$1,554		$7,803
Money market	$35,567	$0	$35,567		$101,903
Risk Trading account	$0	$0	$0		$0
Total	$37,121	$0	$37,121		$109,706

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2022 and December 31, 2021

	December 31, 2022			December 31, 2021
Allowable	Non-Allowable	Total		Total
$67,020	$6,000	$73,020		$77,390

Note 5- Related Party Transactions: Due from (to) Associated Company

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.)

For the years ended December 31, 2022 and December 31, 2021, rent expense of $24,000 and $24,000 per year was incurred, respectively.   There were no rents payable as of December 31, 2022 and December 31, 2021

Haese Financial Group, Inc. is a registered investment advisory firm which provides services to concurrent representatives and pays fees to this company in its role as a common paymaster.

SUPERIOR FINANCIAL SERVICES, INC.

Note 6 - Income Taxes

Superior Financial Services, Inc. has elected Subchapter "S" status, and as such does not incur a tax liability.
The owners of the company incur and pay the liability on their personal returns. The Federal income tax returns for
Superior Financial Services, Inc. for 2022, 2021 and 2020 are subject to examination by the IRS, generally for three years
after the returns are filed. The Wisconsin income tax returns for Superior Financial Services, Inc. for 2022, 2021, 2020
and 2019 are subject to examination by the Department, generally for four years after the returns are filed.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers
to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial
Services, Inc. promptly forwards all funds received from customers in connection with its activities as a
broker.

The net capital requirements (in accordance with Section 15c301 of Securities and Exchange Commission Rules) are
the greater of $5000, or 6 2/3%% of aggregrate indebtness ($4509) for broker who do not receive securities,
and who do not generally carry sustomers' accounts. Superior Financial Services Inc has complied
with the net capital requirements for the years ended December 31, 2022 and December 31, 2021

Because Superior Financial Services, Inc. cleared all customers transactions through another broker-dealer on a
fully disclosed basis, the Company is exempt from having to the possession or control requirements in accordance
with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2022 and December 2021, there were 9,000 shares authorized of no par value
common stock. For the years ended December 31, 2022 and 2021, there were 200 shares issued and
outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured
limits. At December 31, 2022 and 2021, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial
position is equal to the fair value for these same financial instruments as of December 31, 2022.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2022 and December 31, 2021

	For the years ended December 31	
	2022	2021
Other General and Administrative Expenses		
Accounting	$5,205	$5,850
Advertising	$0	$0
Dues and Subscriptions	$0	-$7,589
Bank fees	$1,027	$550
Equipment Rental	$0	$0
Insurance	$482	$1,589
Interest Expense	$0	$0
RBC Charges	$5,809	-$1,552
Licenses & Permits	$76	$0
Office supplies	$0	$0
Travel & entertainment	$0	$0
Postage	$0	$0
Taxes	$10	$11
Repairs, maintainance	$0	$0
Telephone	$2,710	$2,733
Total Expenses	$15,319	$1,592

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder Equity
For the Years Ended December 31, 2022 and December 31, 2021

	For the years ended December 31	
	2022	2021
Balance at beginning of year	$104,135	$75,824
Add: Net income (loss)	($15,822)	$28,311
Unrealized capital gain (loss)	$0	$0
Changes in Capital	($10,000)	$0
Balance at end of year	$78,313	$104,135

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
As of December 31, 2022 and December 31, 2021

	As of December 31	
	2022	2021
Balance at beginning of year	$0	$0
Increses		
Decreases		
Balance at end of year	$0	$0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2022 and December 31, 2021

| | As of December 31 | |
	2022	2021
Total stockholders' equity per financial statement	$78,313	$104,135
Deduct: Haircuts	$0	$0
Deduct: Total nonallowable assets per statement of financial position	($6,810)	($6,055)
Net Capital	$71,503	$98,080

Computation of Excess Net Capital Requirement
As of December 31, 2022 and December 31, 2021

| | As of December 31 | |
	2022	2021
Net Capital	$71,503	$98,080
Deduct: Minimum dollar net capital requirement - note 7	($5,000)	($5,000)
Excess Net Capital	$66,503	$93,080

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Reconciliation of the Unaudited Computation of Net
Capital to the Audited Computation of Net Capital
As of December 31, 2022 and December 31, 2021

	As of December 31	
	2022	2021
Unaudited net capital per focus report	$71,503	$98,080
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited net capital	$71,503	$98,080

Reconciliation of the Unaudited Computation of Excess Net Capital
Requirement to the Audited Computation of Excess Net Capital Requirement
As of December 31, 2022 and December 31, 2021

	As of December 31	
	2022	2021
Unaudited Excess Net Capital	$66,503	$93,080
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited Excess Net Capital	$66,503	$93,080

Aggregate Indebtedness

	As of December 31	
	2022	2021
Items included in statement of finanacial position		
Accounts Payable, accured expenses, and other liabilites	$67,638	$118,015
Aggregate Indebtedness	$67,638	$118,015

The accompanying notes are part of these financial statements

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52618 FINRA Dec

Superior Financial Sevices Inc.
PO Box 139
Jackson WI 53037

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William R Haese 262-677-9036

2. A. General Assessment (item 2e from page 2) $469

B. Less payment made with SIPC-6 filed (**exclude interest**) (288)

11/7/22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $181.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACI** ☐
Total (must be same as F above) $ 181.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Superior Financial Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of February, 20 23.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,260,876
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	944,760
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3052
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	593
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	948,405
2d. SIPC Net Operating Revenues	$312,471
2e. General Assessment @ .0015	$469
	(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

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Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Superior Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have perfomled the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2022, which were agreed to by Superior Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Superior Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Superior Financial Services, Inc.'s management is responsible for Superior Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services LLC

Greenfield, Wisconsin
February 15, 2023

Superior Financial Services, Inc.
December 31, 2022
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Superior Financial Services, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2022.

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Superior Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Superior Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Superior Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and Superior Financial Services, Inc. stated that Superior Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Superior Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Superior Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Jendrach Accounting & Professional Services, LLC
February 15, 2023
Greenfield, Wisconsin

Superior Financial Services, Inc.

February 10, 2023

To Whom it may Concern:

The Below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

1) Superior Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.

2) Superior Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2022.

3) Superior.Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

   a. The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

4) Superior Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

5) Superior Financial Services, Inc. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2022.

The Above Statement is true and correct to the best of my and my Firm's knowledge.

Signature: ______________

Title: President

N168 W21931 Main Street P.O. Box 139 Jackson, WI 53037
Member FINRA (262) 677-9036 Fax (262) 677-9038 SIPC